July 20, 2018

For information on the Tender Offers:

Financial Advisors: (800) 628-1237

Shareholders: (844) 337-4626 or (844) 33-PIMCO

PIMCO Media Relations: (212) 739-4212

PIMCO MUNICIPAL CLOSED-END FUNDS ANNOUNCE INTENTION TO CONDUCT TENDER OFFERS FOR AUCTION RATE PREFERRED SHARES

NEW YORK, NY, July 20, 2018 – PIMCO Municipal Income Fund (NYSE: PMF), PIMCO Municipal Income Fund II (NYSE: PML), PIMCO Municipal Income Fund III (NYSE: PMX), PIMCO New York Municipal Income Fund (NYSE: PNF), PIMCO New York Municipal Income Fund II (NYSE: PNI), PIMCO New York Municipal Income Fund III (NYSE: PYN), PIMCO California Municipal Income Fund (NYSE: PCQ), PIMCO California Municipal Income Fund II (NYSE: PCK) and PIMCO California Municipal Income Fund III (NYSE: PZC) (each, a “Fund” and, collectively, the “Funds”), today announced that the Board of Trustees of each Fund has authorized each Fund to conduct a voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”) at a price equal to 85% of the ARPS’ per share liquidation preference of $25,000 per share (or $21,250 per share) and any unpaid dividends accrued through the expiration date of the Tender Offers. Each Tender Offer will commence on or about July 20, 2018.

Each Fund’s Tender Offer will be conditioned upon the successful private placement of new preferred shares with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the ARPS accepted for repurchase in such tender offer, with such private placement to be completed on or before the date of completion of such Fund’s Tender Offer, and in accordance with the terms of a purchase agreement and the Funds’ Bylaws. However, each Fund may waive this condition in its sole discretion. Each Fund’s Tender Offer will also be conditioned on certain other conditions as will be set forth in each Fund’s offer to purchase and related letter of transmittal when they are filed and become available. The new preferred shares, if successfully placed, are generally expected to allow each Fund to replace all or a portion of the leverage currently obtained through tendered ARPS with new preferred shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ARPS of the Funds. The Funds have not yet commenced the Tender Offers described in this press release. Upon commencement of the Tender Offers, the Funds will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents (the “Tender Offer Documents”), and the Tender Offer Documents, when available, will be sent electronically to holders of the ARPS. ARPS holders can also obtain the Tender Offer Documents free of charge when they are filed and become available on the Securities and Exchange Commission’s website at www.sec.gov. ARPS holders should read these documents and related exhibits for the applicable Fund when they are filed and become available as the documents will contain important information about each Fund’s Tender Offer.

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The Funds’ daily New York Stock Exchange closing market prices, net asset values per share, as well as other information, including updated portfolio statistics and performance are available at pimco.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (844) 33-PIMCO. Updated portfolio holdings information about a Fund will be available approximately 15 calendar days after such Fund’s most recent fiscal quarter end, and will remain accessible until such Fund files a Form N-Q or a shareholder report for the period which includes the date of the information.

About PIMCO

PIMCO is one of the world’s premier fixed income investment managers. With our launch in 1971 in Newport Beach, California, PIMCO introduced investors to a total return approach to fixed income investing. In the 45+ years since, we have continued to bring innovation and expertise to our partnership with clients seeking the best investment solutions. Today we have offices across the globe and 2,150+ professionals united by a single purpose: creating opportunities for investors in every environment. PIMCO is owned by Allianz S.E., a leading global diversified financial services provider.

Except for the historical information and discussions contained herein, statements contained in this news release constitute forward-looking statements. These statements may involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the performance of financial markets, the investment performance of PIMCO’s sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions and government regulations, including changes in tax laws. Readers should carefully consider such factors. Further, such forward-looking statements speak only on the date at which such statements are made. PIMCO undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Neither the Funds, nor the Funds’ Boards of Trustees nor PIMCO, makes any recommendation as to whether to tender or not to tender any ARPS in the Tender Offers. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission. PIMCO is a trademark of Allianz Asset Management of America L.P. in the United States and throughout the world. ©2018, PIMCO.